December 10, 2010

By U.S. Mail and Facsimile to: (309)736-3149

Todd A Gipple
Chief Financial Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

      Re: QCR Holdings, Inc.
             Form 10-K for the period ended December, 31, 2009
             Forms 10-Q for 2010
             File No. 0-22208

Dear Mr. Gipple:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Accounting Branch Chief